UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of December 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                           21 December 2006

                                BioProgress plc

       Launch of two new products in US and placement of TabWrap™ system

London, UK, 19 December 2006: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, today announces the launch of two new products within its US portfolio through its subsidiary Dexo LLC. The Company also announces the placement of its first production TabWrap™ system into a fully compliant pharmaceutical manufacturing facility.

The two new products are line extensions of existing brands within the Company's respiratory portfolio. The current respiratory pharmaceutical market is estimated to be worth around US$25 billion per year. The first product is the launch of a twice a day formulation of the successful Ah-Chew II chewable tablet. The previous formulation was a four times a day dosage. The Ah-Chew brand is a core brand for the Company and will be one of the main launch brands for additional product developments.

The second product is the EZ Spacer Hero Kit, aimed at the paediatric market.
This is a portable drug delivery system designed for use with most metered dose inhalers. The E-Z Spacer is unique in that it has a visual sign when treatment is completed as the clear reservoir bag collapses when medication has been inhaled. This is ideal for paediatric use and offers an alternative to the established fixed volume systems. The Hero Kit provides a comprehensive patient support package to ensure patient compliance.

Dexo is also planning to launch two further products in Q1 2007 further enhancing the current brand value. Additional launches using BioProgress's proprietary technology are currently planned.

Steve Martin, Chief Development Officer, BioProgress, said:
"The launch of two new products into the US market is part of our core strategy to leverage the brands that we acquired from Airpharma in October this year.
With further product launches imminent, including products utilising our own proprietary technology, it shows that our US operations are maximising the growth potential of these brands."

TabWrap™ is a novel tablet coating enabling delivery technology that uses
XGEL™ film to coat and bind compressed tablet or friable cores. The film can have different release characteristics including instant release through to enteric coating (EntWrap)

The TabWrap™ system has been placed with INyX Group ("INyX") at its site near
Manchester, England. Inyx, Inc. is a specialty pharmaceutical company with niche drug-delivery technologies and products for the treatment of respiratory, allergy, dermatological, topical and cardiovascular conditions.  Inyx focuses its expertise on both prescription and over-the-counter pharmaceutical products, and provides specialty pharmaceutical development and production consulting services.  In addition, Inyx is developing its own proprietary products.  The company's operations are conducted through several wholly owned subsidiaries:
Inyx USA Ltd., based in Manati, Puerto Rico; Inyx Pharma Ltd. and Inyx Europe
Limited, which owns and operates Ashton Pharmaceuticals Ltd., all near
Manchester, England; Inyx Canada, Inc. in Toronto; and Exaeris, Inc., based in
Exton, Pennsylvania, which conducts Inyx's marketing and distribution activities.

BioProgress will be commencing its validation program of the system at the new site early in 2007 with products being put onto stability programs using the technology for BioProgress's own product developments and for third party product development partners.

Richard Trevillion, Chief Executive Officer, BioProgress, said:
"The placing of our TabWrap enabling technology into INyX is a significant milestone for BioProgress. The system has been developed and engineered in a timely manner and is testament to our staff and partners ability to deliver our projects. We look forward to working with INyX in commercialising our technology."

Jack Kachkar, M.D., Chairman and CEO of Inyx, Inc., said:
"We are pleased that BioProgress has selected to team up with Inyx to assist in the validation requirements and commercialization of its TABWRAP™ technology.
We look forward to a growing collaboration with BioProgress."

For further information:

BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Lisa Baderoon
Rebecca Skye Dietrich

About BioProgress
BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About Inyx

For more information, please visit: www.inyxgroup.com.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: December 21, 2006